Confidential Treatment Requested

by Jacksonville Bancorp, Inc.

pursuant to 17 C.F.R. §200.83

July 31, 2013

VIA EDGAR

Christian Windsor, Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Jacksonville Bancorp, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 16, 2013
File No. 333-188146
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 26, 2013
File No. 000-30248

Dear Mr. Windsor:

Jacksonville Bancorp, Inc. (the “Company”) received your letter to the undersigned dated July 24, 2013. This letter (the “Response Letter”) repeats the comments from your letter of July 24, 2013, together with responses on behalf of the Company. Simultaneously with the submission of the Response Letter, we are filing Amendment No. 3 to the Company’s Registration Statement on Form S-1, File No. 333-188146.

Portions of this Response Letter contain commercially sensitive business and financial information. Consequently, those portions of the Response Letter are the subject of a request for confidential treatment pursuant to the Freedom of Information Act and the Commission’s Confidential Treatment Rule 83, 17 C.F.R. Section 200.83. A copy of the request for confidential treatment has been provided to the Office of Freedom of Information and Privacy Act Operations. Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff return the confidential portion of the Response Letter upon the completion of its review.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy, page 39

1.	We note your response to comment five from our letter dated June 14, 2013, and in particular the portions of the response describing your determination to include only $4.5 million of the $13.3 million of charge-offs related to the bulk sale in the historical loss component of your allowance for loan loss methodology. Please address the following:

•	Tell us in detail how the pricing of the loans was determined. Specifically tell us whether each loan was priced individually.

As stated in our response letter to you dated June 4, 2013, the composition of the loans offered for sale was based on a three-tiered pricing hierarchy. Although the loans offered for sale were considered individual loans within the three tiers, the price offered by the third party buyer was an aggregate price for all loans within the tier. Once the final sales price was negotiated with the third party buyer, the difference between the final sales price and the unpaid principal balance was determined for each tier (i.e. 33-62%), and that percentage was then applied to the unpaid principal balance for each individual loan within the tier to determine the final sales price per loan that totaled $11.3 million in aggregate.

•

For all of the loans in the bulk sale, please tell us and revise future filings to disclose the recorded investment in loans, the additional provision for loan loss recorded and the charge-offs recorded by class of financing receivable. Please show this information separately for originated and purchase credit impaired loans.

Please see the table below that will be included in future filings. The table discloses by class of financing receivable the recorded investment and total net charge-offs for all of the loans sold in the bulk sale. Please note that as of the date of sale, any specific reserve that existed prior to that date (if applicable) was included in the total net charge-offs. In addition, the table includes both originated loans as well as purchased loans that were sold in the bulk sale, which includes purchased credit impaired loans.

	Recorded Investment	Total Net Charge-Offs
Loans originated by the Company:
Commercial loans	$113	$(53)
Real estate mortgage loans:
Residential	2,584	1,435
Commercial	13,159	7,394
Construction and land	3,162	2,042
Consumer and other loans	—	—
Loans acquired:
Commercial loans	$111	$46
Real estate mortgage loans:
Residential	546	185
Commercial	4,926	2,157
Construction and land	—	—
Consumer and other loans	—	—
Total loans:
Commercial loans	$224	$(7)
Real estate mortgage loans:
Residential	3,130	1,620
Commercial	18,085	9,551
Construction and land	3,162	2,042
Consumer and other loans	—	—

Total loans sold	$24,601	$13,206

•

You state in your response that all loans sold in the bulk sale were individually evaluated based on the same criteria applied to impaired loans. Please provide us with a detailed schedule as of June 30, 2012 and December 31, 2012 (bulk sale date) disaggregated by your three tiered pricing hierarchy that provides the following for each loan sold in the bulk sale:

•	Unpaid principle balance

•	Recorded investment

•	Specific reserves recorded

•	Life-to-date charge-offs recorded

•	Date of most recent appraisal, appraised value, and any related discount applied to the appraisal, as applicable

•

If you did not rely upon an updated appraisal, please discuss how you determined the fair value for these loans (i.e. analysis of underlying cash flows of the borrower/guarantor, settlement discussions with borrower, etc.)

Please see Appendix A for a detailed schedule of each loan as of June 30, 2012 and December 31, 2012.

•

For each loan sold in the bulk sale please clearly disclose how you determined the portion of the charge-off to be included in the historical loss component from those determined to be attributable to the bulk sale. To the extent necessary, please provide us with any additional information deemed necessary for a complete understanding of how you incorporated the valuation information / data points obtained from the bulk loan sale in your measurement of credit impairment for loans collectively measured at December 31, 2012.

Please see Appendix A for a detailed schedule of each loan as of June 30, 2012 and December 31, 2012 which incorporates the determination of the portion of the charge-off that was included in the historical loss component from those determined to be attributable to the bulk sale. The $4.5 million that was included in the historical loss component of our allowance for loan losses calculation as of December 31, 2012 impacted the loans collectively evaluated for impairment. This follows our allowance for loan losses policy which states that the historical loss component used in the determination of the allowance for loan losses for loans collectively evaluated for impairment is determined by losses recognized by each portfolio segment over the preceding five years with the most recent years carrying more weight. As a result, the $4.5 million was included in the 2012 calculation of the five year historical loss component which is weighted the heaviest.

We thank the Staff for its attention to the Company’s filing and for its assistance in processing this filing. Any questions concerning this letter may be directed to the undersigned at (904) 421-3051.

Very truly yours,

/s/ Valerie A. Kendall

Valerie A. Kendall

Executive Vice President & Chief Financial Officer

Jacksonville Bancorp, Inc.

Appendix A

[Confidential treatment has been requested for the information contained in Appendix A. The confidential information has been provided, unredacted, separately to the Division of Corporation Finance of the Securities and Exchange Commission]